Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 1

TABLE OF CONTENTS

PROFILE	3
Q2 2022 SUMMARY OF FINANCIAL RESULTS	4
SUMMARY ANALYSIS	5
SIGNIFICANT EVENTS	6
EVENT SUBSEQUENT TO THE END OF THE QUARTER	7
COVID-19 Response and Considerations	7
outlook	8
MINING OPERATIONS	9
ADVANCED PROJECTS	11
SUMMARY OF SELECTED QUARTERLY INFORMATION	13
LIQUIDITY AND CAPITAL RESOURCES	14
TRANSACTIONS WITH RELATED PARTIES	16
CRITICAL ACCOUNTING ESTIMATES	16
CHANGES IN ACCOUNTING STANDARDS	16
FINANCIAL INSTRUMENTS - CONTINUING OPERATIONS	17
SECURITIES OUTSTANDING	17
INTERNAL CONTROLS OVER FINANCIAL REPORTING	17
DISCLOSURE CONTROLS AND PROCEDURES	17
TECHNICAL INFORMATION	17
NON-GAAP MEASURES	19
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	21
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	27

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three month period ended June 30, 2022 (“Q2 2022”) and the six-month period ended June 30, 2022 (“YTD Q2 2022”), and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as the annual audited consolidated financial statements for the year ended December 31, 2021, which are in accordance with IFRS, the related annual MD&A (“2021 MD&A”), and the Form 40-F/Annual Information Form (“AIF”) which can be found on www.sec.gov/edgar or www.sedar.com.

All information in this MD&A is current as of August 3, 2022, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-Generally Accepted Accounting Principles (“non-GAAP”) measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results. As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Some tables and summaries contained in this MD&A may not sum exactly due to rounding.

PROFILE

Great Panther is listed on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American trading under the symbol GPL. The Company is focused on the operation of the Tucano Gold Mine (“Tucano”), located in the state of Amapá in northern Brazil with a tenement portfolio covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt, 100% controlled by Great Panther. Tucano is a gold mine producing gold doré and is comprised of a series of eight open pits, an underground project, a 10,000 tonnes per day processing plant and tailings facility. On June 29, 2022, Great Panther entered into a Share Purchase Agreement (the "Agreement") with Guanajuato Silver Company Ltd. ("GSilver") to sell 100% of the Company's Mexican subsidiary Minera Mexicana El Rosario S.A. de C.V. ("MMR"), which holds the Guanajuato Mine Complex (the "GMC"), the Topia mine, and the El Horcón and Santa Rosa projects, all located in Mexico. Refer to Significant Events - Sale of Mexico Assets for further details.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance and the Company is exploring its options for Coricancha.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 3

Q2 2022 SUMMARY OF FINANCIAL RESULTS

			Q2 2022	Q2 2021	YTD Q2 2022	YTD Q2 2021
PRODUCTION, COST AND SALES METRICS
Continuing operations[1]
Gold produced	Oz		16,629	20,696	30,666	43,692
Cash costs per gold ounce sold[2]	$/oz		$1,575	$1,617	$1,689	$1,289
All-in sustaining costs (“AISC”) per gold ounce sold, excluding corporate G&A expenditures[2]	$/oz		$3,080	$2,214	$2,856	$1,870
AISC per gold ounce sold[2]	$/oz		$3,299	$2,383	$3,048	$2,051
Gold sales	Oz		16,076	21,459	30,469	44,480
Average realized gold price[3]	$/oz		$1,865	$1,815	$1,874	$1,785
Discontinued operations[1]
Silver produced	Oz		159,529	334,423	333,227	694,493
Silver equivalent ounces (“Ag eq oz”) produced	Oz		266,893	597,142	557,587	1,239,765
Average realized silver price	$/oz		21.79	27.45	23.04	26.41
PROFIT AND LOSS
Continuing operations
Revenue	$000	s	$30,022	$39,043	$57,194	$79,566
Production costs	$000	s	25,348	34,789	51,552	57,478
Mine operating earnings before non-cash items[2]	$000	s	4,674	4,254	5,642	22,088
Amortization and depletion	$000	s	4,487	6,776	8,413	14,621
Share-based compensation	$000	s	105	134	170	233
Mine operating earnings income (loss)	$000	s	82	(2,656)	(2,941)	7,234
G&A expenses	$000	s	3,496	3,540	6,463	7,842
EE&D expenses	$000	s	1,799	1,847	3,609	3,600
Finance and other expense (income)	$000	s	6,822	793	3,949	4,075
Loss before income taxes	$000	s	(12,035)	(8,836)	(16,962)	(8,283)
Income tax expense (recovery)	$000	s	17	(129)	17	221
Net loss from continuing operations	$000	s	(12,052)	(8,707)	(16,979)	(8,504)
EBITDA	$000	s	(5,029)	(893)	(4,417)	(8,886)
Discontinued operations
Loss from discontinued operations, net of tax	$000	s	(276)	(1,350)	(4,234)	(1,884)
Net loss for the period	$000	s	$(12,328)	$(10,057)	$(21,213)	$(10,388)
BALANCE SHEET
Cash and cash equivalents	$000	s	$21,058	$35,229	$21,058	$35,229
Borrowings	$000	s	$43,389	$26,317	$43,389	$26,317
Net working capital	$000	s	$(39,228)	$9,773	$(39,228)	$9,773
CASH FLOWS
Net cash flows from operating activities	$000	s	$8,278	$6,505	$(341)	$8,834
Net cash flows from operating activities before changes in non-cash working capital	$000	s	$(8,318)	$(932)	$(12,827)	$6,358
EXCHANGE RATES
USD/CAD			1.277	1.229	1.272	1.244
USD/BRL			4.934	5.295	5.054	5.384

[1]	Continuing operations include the consolidated results of the Company, excluding MMR, which is included under the caption discontinued operations in the consolidated statements of comprehensive income (loss) for all periods presented and on the consolidated balance sheet under the captions, assets held for sale and liabilities associated with assets held for sale as at June 30, 2022.
[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, AISC per payable silver ounce, mine operating earnings (loss) before non-cash items and EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
[3]	Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 4

SUMMARY ANALYSIS

Continuing operations

Revenue – Gold sales for Q2 2022 were 16,076 ounces at an average realized price of $1,865 per ounce compared with 21,459 ounces at an average realized price of $1,815 per ounce for Q2 2021. Lower ounces sold decreased revenue by $9.8 million and was partially offset by the impact of higher prices of $0.8 million. Gold sales for YTD Q2 2022 were 30,469 ounces at an average realized price of $1,874 per ounce compared with 44,480 ounces at an average realized price of $1,785 per ounce for YTD Q2 2021. Lower ounces sold decreased revenue on a YTD basis by $26.3 million offset partially by the impact of higher prices of $4 million.

Production costs – Cash costs per gold ounce sold for Q2 2022 were $1,575 compared with $1,617 for Q2 2021. Production was impacted last year in Q2 when movement was detected in the west wall of the Urucum South (“UCS”) pit and this triggered a resequencing of the Tucano Life of Mine (“LOM”) which prioritized lower grade material and increased stripping in the pits which affected our costs per ounce. Cash costs per gold ounce YTD Q2 2022 were $1,689 compared with YTD Q2 2021 of $1,289. The increase in cash cost per gold ounce is primarily related to lower grades and recovery rates.

Amortization and depletion – Amortization and depletion rates for Tucano are based on remaining ore reserves. Amortization and depletion is lower in Q2 2022 compared with Q2 2021 as a result of the LOM being extended by 1.5 years as a result of the most recent Mineral Reserves and Mineral Resources update.

Finance and other expense (income) – Translation of USD debt to the BRL functional currency of our Brazilian subsidiary resulted in a loss of $3.7 million during Q2 2022 and this compares with a gain for Q2 2021 of $1.0 million. During Q2 2022 the Company recognized a loss of $1.8 million related to an agreed settlement of the reimbursement rights receivable.

Net loss from continuing operations – Net loss from continuing operations for Q2 2022 was $12.1 million compared with a loss of $8.8 million for Q2 2021. YTD Q2 2022 the net loss from continuing operations was $17.0 million compared with a loss of $8.5 million for the prior year.

Discontinued operations

On June 29, 2022, the Company announced that it had entered into the Agreement with GSilver to sell 100% of the Company's Mexican subsidiary MMR. MMR has been classified as an asset held for sale at June 30, 2022, and accordingly the financial results of MMR for all periods are presented as discontinued operations. For Q2 2022, the Mexico operations had a net loss of $0.3 million compared with a net loss of $1.4 million in Q2 2021. YTD Q2 2022, the Mexico operations had a net loss of $4.2 million compared with a loss of $1.9 million YTD Q2 2021. The increase in net loss for the Mexico operations is due to lower sales volumes, lower silver prices and carrying costs for the GMC while in care and maintenance.

Cash flows

At June 30, 2022, cash and cash equivalents were $21.1 million compared with $35.2 million at June 30, 2021, and $47.7 million at December 31, 2021.

(000s)	Q2 2022	Q2 2021	YTD Q2 2022	YTD Q2 2021
Cash flows from operating activities before changes in non-cash working capital	$ (8,318)	$ (932)	$ (12,827)	$ 6,358
Changes in non-cash working capital	16,596	7,437	12,486	2,476
Net cash provided by operating activities	8,278	6,505	(341)	8,834
Net cash used in investing activities	(13,614)	(14,886)	(25,122)	(27,878)
Net cash provided by (used in) financing activities	(5,349)	(2,569)	(842)	(9,812)
Effect of foreign currency translation on cash and cash equivalents	(1,127)	715	175	689
Increase (decrease) in cash and cash equivalents	(11,812)	(10,235)	(26,130)	(28,167)
Cash and cash equivalents, beginning of period continuing operations	33,374	45,464	47,692	63,396
Less cash and cash equivalents classified as asset held for sale	(504)	-	(504)	-
Cash and cash equivalents, end of period	$ 21,058	$ 35,229	$ 21,058	$ 35,229

Cash flows from operating activities before changes in non-cash working capital for Q2 2022 were negative $8.3 million compared with negative $0.9 million for Q2 2021. Changes in non-cash working capital for Q2 2022 was $16.6 million and includes $7.4 million of PIS/COFINS refunds successfully collected during the quarter and an increase in accounts payable. Changes in non-cash working capital for the comparative quarter in 2021 was $7.4 million and is primarily related to the drawdown of ore stockpiles in Q2 2021.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 5

Net cash used in investing activities for Q2 2022 were negative $13.6 million and includes additions to mineral properties, plant and equipment of $22.1 million offset partially by $13.0 million related to the settlement with Nyrstar (refer to Significant Events - Nyrstar Settlement (Coricancha)) and funding of $4.6 million in cash collateral backing a required $6.5 million closure bond. This compares to cash outflows from investing activities for Q2 2021 of $14.5 million, which relates primarily to additions to mineral properties, plant and equipment.

During Q2 2022, the Company had net debt repayments of $5.7 million and issued shares for proceeds of $3.0 million through the ATM Facility (refer to Liquidity and Capital Resources - Trends in liquidity and capital resources).

At June 30, 2022, cash and cash equivalents were $21.1 million compared with $35.2 million at June 30, 2021, and $47.7 million at December 31, 2021.

SIGNIFICANT EVENTS

Sale of Mexican Operations

On June 29, 2022, the Company announced that it had entered into the Agreement with GSilver to sell 100% of the Company's Mexican subsidiary MMR, which holds the Guanajuato Mine Complex (the "GMC"), the Topia mine, and the El Horcón and Santa Rosa projects, all located in Mexico.

Under the terms of the Agreement, GSilver will purchase MMR for a total upfront consideration of $14.7 million plus up to $2.0 million in additional payments, payable as follows:

•	$8.0 million cash payable on closing
•	A total of 25,787,200 common shares of GSilver valued at approximately $6.7 million based on trading prices
•	$0.5 million upon producing 2.5 million ounces of silver from the GMC and Topia
•	$0.75 million upon the price of silver closing at or above $27.50 per ounce over a 30-day period in the two years following the Agreement
•	$0.75 million upon the price of silver closing at or above $30.00 per ounce over a 30-day period in the two years following the Agreement

In addition to the above, the purchase price will be adjusted for the difference between MMR’s working capital at closing and an agreed target level of working capital, which is currently estimated to result in a cash inflow to the Company of $1.35 million. The final adjustment will be determined post-closing.

In conjunction with closing, expected during Q3 2022, the balance outstanding on the Samsung lead concentrate prepayment facility will be repaid, and accordingly Samsung will release the pledge of MMR shares associated with this facility. Closing is subject to satisfaction of certain conditions including receipt of all requisite third-party and regulatory approvals.

Tucano Exploration and Mineral Reserve and Resource Updates

On April 26, 2022, the Company reported Mineral Resource and Mineral Reserve Estimates (the "2021 MRMR") for Tucano. The estimates were prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The 2021 MRMR has an effective date of July 31, 2021. The 2021 MRMR reflects results of an additional 58,837 metres of drilling up to the end of July 2021, an increased gold price of $1,650/oz for reserves and $1,900/oz for resources, and an exchange rate of BRL 5: USD 1. The 2021 MRMR is focused on the open pit ore zones and reflects changes to the open pit reserves and resources, while the underground will be updated in a future Mineral Resource and Mineral Reserve estimate on completion of engineering studies currently underway.

Highlights from the 2021 MRMR are as follows:

•	Total Proven and Probable (“P&P”) Mineral Reserves are now estimated to be 681,873 gold ounces, of which 371,541 gold ounces are open pit reserves, a 24% increase in P&P open pit reserves since the previously reported MRMR estimate for Tucano with an effective date of September 30, 2020 (the “2020 MRMR”).
•	Total Measured and Indicated (“M&I”) Mineral Resources, which are inclusive of Mineral Reserves, now total 1.3 million gold ounces, of which 928,000 gold ounces are open pit M&I Mineral Resources, a 65% increase since the 2020 MRMR.
•	The Company completed a 11,000-metre drilling campaign on the Urucum North (“URN”) underground project. Engineering studies are currently underway. Historical reserves will be updated pending these studies.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 6

On June 8, 2022, the Company reported the filing of the "Technical Report on the 2021 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil " (the "Technical Report"). The Technical Report has an effective date of July 31, 2021.

The Technical Report has been filed on SEDAR at www.sedar.com, on the Company's website at www.greatpanther.com, and on EDGAR at www.sec.gov/edgar. The Technical Report supports the information regarding mineral reserve and resource estimates at Tucano presented above.

On May 31, 2022, the Company reported drill results for an additional 29 holes at the Urucum North underground project. URN is the most northern of a series of open pits distributed along the seven-kilometre-long belt that hosts Tucano.

Surface diamond drilling focused on a zone of multiple plunging high-grade lodes beneath the URN open pit where underground mine development studies are advancing. The resource conversion drill program, which commenced in 2021, was completed in April 2022 and totalled 18,948 metres in 48 drill holes.

Complete tables of drill results from the first 19 holes and the remainder of the drill program can be found in the Company’s July 22, 2021 and May 31, 2022 news releases, respectively, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Tucano Contractor Availability

The Company made significant progress during Q2 2022 in resolving equipment availability issues at Tucano. The Company reached an agreement with its current contractor, U&M, which secures the contractor’s mining commitment through to the end of December 2022. The Company’s new contractor, MINAX, is currently mining in the majority of pits with the exception of TAP AB1, which was allocated to U&M. MINAX will complete the mobilization of the required equipment for the 2022 mine plan by September 2022.

Nyrstar Settlement (Coricancha)

On June 16, 2022, the Company reached a settlement with Nyrstar with respect to its indemnification obligations for certain reclamation liabilities at Coricancha. Under the settlement agreement, Nyrstar agreed to pay the Company a total of $13.0 million in exchange for the cancellation of Nyrstar’s rights and obligations under the original Share Purchase Agreement. The Company used $4.6 million of this cash to replace Nyrstar’s collateral for its $6.5 million share of the Coricancha closure bond. See “Advanced Projects” below.

EVENT SUBSEQUENT TO THE END OF THE QUARTER

On July 21, 2022, the Company announced that the Company's common shares were consolidated at a ratio of 10 pre-consolidation common shares to one post-consolidation common share (the "Consolidation"). The common shares began trading on a post-Consolidation basis on the Toronto Stock Exchange and NYSE American on July 25, 2022.

All outstanding incentive stock options granted pursuant to the Company's Amended and Restated Omnibus Incentive Plan (the "Omnibus Incentive Plan") have been adjusted in accordance with their terms to increase their exercise price by a factor of 10 and to reduce the number of Common Shares issued upon exercise by dividing by 10. Appropriate adjustments to reflect the Consolidation will also be made to outstanding deferred share units, restricted share units and performance share units granted pursuant to the Omnibus Incentive Plan.

COVID-19 Response and Considerations

The Company continues to monitor the effects of the spread of COVID-19 with a focus on the jurisdictions in which the Company operates in the Americas. Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to continue managing the effects of the pandemic and assess and mitigate the risks to our business continuity.

The Company is focused on maintaining top-of-mind awareness about prevention practices, including immunization, within the organization and the communities surrounding its operations. The Company’s operations were not significantly impacted by COVID-19 during Q2 2022, however, there can be no assurance that the Company’s plans and protocols will continue to effectively manage the impacts of the COVID-19 virus. The Company may experience an increase in COVID-19 infection amongst its employees and contractors even with enhanced safety protocols and safeguards as new variants emerge.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 7

OUTLOOK

The Company's Tucano operations are on track to meet previously announced production guidance for 2022 of 85,000 to 100,000 gold oz sold. The second half of 2022 is expected to account for at least 65% of annual production at Tucano. The mine plan for Tucano reflects more stripping in the first half of 2022 and therefore consolidated AISC is expected to be higher in the first half and offset by increased production rates in the second half of 2022.

Due to a combination of inflationary pressures and accelerated capital spending specifically on the Tucano tailings facility, the Company has determined that Tucano cost guidance for the year must be adjusted. Inflationary pressures have had a significant impact on operating costs, including on diesel and other key consumables, when compared to the same period in 2021. In addition, due to higher-than-normal precipitation in the past two years, an increase in capital spending was necessary to fast track the Company’s expansion of the Tucano tailings storage facility, which brought forward $3.5 million planned for 2023, as well as a $2.3 million investment in evaporators to manage water levels in the tailings facilities. Alterations in a number of aspects of the mine plan, which will produce benefits in future quarters, further impacted costs. These factors contributed to an increase in AISC for 2022 of approximately $70/oz. Revised 2022 consolidated guidance on costs is stated in the table below:

Tucano [4]	Previous	Revised
Gold Production (oz)	85,000 - 100,000	85,000 - 100,000
Cash Costs ($/Au oz sold)[5]	$1,200 - $1,300	$1,400 - $1,500
AISC ($/Au oz sold) [6]	$1,600 - $1,700	$2,200 - $2,300

4	The production and revised cost guidance for 2022 assumes no COVID-19 related shutdowns, the Company being able to maintain geotechnical control/stability of the UCS pit and access of the mineralization in the UCS pit, based on completion of the planned additional technical work and in accordance with the revised Tucano mine plan and without additional costs or significant interruption.

5 Cash cost per oz sold are calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.

[6]	AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate general and administrative expenditures, and reflects the AISC at the Company's operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-GAAP measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by IFRS as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Non-GAAP Measures section of the Company's MD&A for a reconciliation of AISC to the Company's financial statement measures. The Company's AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.35 for the third and fourth quarter of 2022. Actual results may differ.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 8

MINING OPERATIONS

TUCANO

		Q2 2022	Q2 2021	YTD Q2 2022	YTD Q2 2021
Mining and processing
Ore mined	tonnes	291,160	211,913	523,373	559,379
Ore mined grade	g/t	0.97	1.02	0.97	1.18
Total waste mined	tonnes	7,425,216	5,466,688	11,565,729	12,017,803
Total material mined	tonnes	7,716,376	5,678,601	12,089,102	12,577,182
Strip ratio		24.4	23.3	21.2	20.3
Tonnes milled	tonnes	870,199	873,433	1,743,332	1,669,469
Plant head grade	g/t	0.69	0.81	0.63	0.85
Plant gold recovery	%	86.4%	88.7%	86.7%	88.7%
Production
Gold	oz	16,629	20,284	30,666	40,706
Carbon fines recovery	oz	-	412	-	2,986
Total gold production	oz	16,629	20,696	30,666	43,692
Sales
Gold	oz	16,076	21,459	30,469	44,480
Cost metrics
Cash cost per gold ounce sold [7]	$/oz	$1,575	$1,617	$1,689	$1,289
AISC per gold ounce sold [1]	$/oz	$3,080	$2,214	$2,856	$1,870
Exploration	m	8,913	10,000	16,884	17,281

The following discusses the changes in results for Q2 2022 compared with Q2 2021 unless otherwise noted.

Total material mined during Q2 2022 was 76% higher than Q1 2022 and 36% higher than Q2 2021 as stripping activities continued at TAP AB, TAP C and URN pits. Ore production for Q2 2022 was 291,160 tonnes representing an increase of 25% over Q1 2022 and 37% over Q2 2021.

In Q2 2021, movement was detected in the west wall of the UCS pit. Following remediation work, production recommenced in Q3 2021, however wall movement was detected again in October 2021, leading to the suspension of mining in the UCS pit. The Company’s Tucano geotechnical committee subsequently advised that additional remediation work would be required in the UCS pit to improve stability. The additional pushback necessary was postponed to the second half of 2022, following the rainy season, so that it could be completed in a safe and cost-effective manner. In Q1 2022, geotechnical studies were completed by the Company with the assistance of SRK Consulting that confirmed the value of ore in the UCS pit will support the pushback design, which comprises 8.5 million tonnes of waste removal. Most of the remaining gold production from the UCS pit is planned for 2023. Since Q3 2021, lower grade ore from stockpiles supplemented ore production from the UCS and URN open pits.

Cash costs per gold ounce sold were $1,575, a 3% decrease compared with $1,617 in Q2 2021. The $42 per ounce decrease in cash costs is primarily related to the write down to net realizable value for the ore inventories at June 30, 2021, which had the effect of increasing the cash cost per gold ounce sold in Q2 2021. Both quarters included the processing of lower grade stockpiles and marginal ore resulting in an increase in cost per gold ounce sold. The Company is assessing further initiatives to improve operational efficiency and reduce costs.

AISC per gold ounce sold was $3,080 compared with $2,214 for Q2 2021. The increase of $866 per ounce includes the decrease in cash costs discussed above ($42 per ounce), increased stripping activity during the quarter to benefit future ore production ($448 per ounce) and sustaining capital primarily related to tailings dam facilities ($357 per ounce).

Gold production from Tucano for Q2 2022 was 16,629 ounces compared with 20,696 ounces for Q2 2021. The Company’s new mining contractor, MINAX, is expected to complete the mobilization of the required equipment for the 2022 mine plan by September 2022.

[7]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures and AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 9

The additional pushback necessary to fully resume mining in the UCS pit will restart in the second half of 2022 with most of the remaining gold production from the UCS pit planned for 2023.

Exploration

All results from the regional multi-element soil sample programs completed in 2021 have been received and compiled and are being interpreted both in-house, and by outside consultants. Initial analysis has delineated a number of elevated, continuous and semi-continuous gold trends and anomalies. These trends often extend for several kilometers in strike. Due to the large amount of data available, including geochemistry, geophysics and mapping information, the Company has engaged the support of specialist geochemical/geophysical consultants with access to artificial intelligence and machine learning routines to assist in the interpretation and prioritization of the targets. GoldSpot Discoveries Corp. is providing this support and the geochemical target prioritization is expected to be available in August.

To test the regional targets, a modular drill rig is scheduled for mobilization in August with the 2,300-metre drill program scheduled to be executed in Q3 and Q4. Prioritized targets are within a 30-kilometre radius of the Tucano processing plant and will initially focus on the Lona Amarela, Saraminda, Janaina and Mutum trends. Due to the very steep terrain, dense forest and tighter work restrictions within State Forest areas, modular drill rigs are seen as a practical solution as they can be man transported with or without the assistance of quadricycles. This eliminates the need for deforestation or opening of roads. Teams have been mobilized to site. Field camp and infrastructure preparations are underway.

To comply with the Brazilian Mineral Code, the Company is preparing a series of reports required to maintain the exploration permits in good standing. A total of seven reports must be presented by the end of the year: two final exploration reports and five partial exploration reports for license renewals. Final exploration reports are related to the Janaina and Saraminda targets where detailed auger drilling programs have been undertaken to complement previous activities. In Q2, 1,357 metres of auger drilling were executed. In addition, detailed mapping, rock sampling and ground magnetics have been undertaken.

Along the mine sequence, exploration continues to increase resource ounces through drilling aimed to provide greater flexibility in the mining activities and extend the life of mine. During Q2, drilling was focused on the zone between UCS and UCN pits, with 7,274 metres drilled. Results to date are positive with a number of higher-grade intersections. High grades intersected beneath the UCS pit, similar to those associated with the URN underground project, suggest potential for a plunging high-grade zone beneath this pit. This early drilling is positive but additional drilling is required to test the model.

In parallel, the exploration team continues to develop and investigate satellite targets along the mine sequence. A new target has been developed at TAP D0 with multi-element soil and ground magnetic data delineating a 700-metre-long prospective corridor that is still open to the south. The soil and ground magnetic program followed reconnaissance RAB drilling to help map geology along an access road that cuts the zone from north to south, sub-parallel to a previously identified target. At TAP D0, 225 soil samples, and nine lines of ground magnetics were completed. Interpretation is ongoing.

Three kilometres to the east of TAP C a sub-parallel iron formation is being covered by soil and ground magnetics to understand the origin of alluvial gold mined in drainages extending from the unit. The program will also evaluate the potential of the lithology and structure of the sequence between the two iron formations. This area is referred to as T4. During Q2 in T4, 51 kilometres of the 72 kilometres programmed lines were opened, 53 of the 1,038 soil samples were collected and 23 of the 35 lines of ground magnetics were surveyed. It is anticipated that TAP D0 and T4 will develop drill targets ready for testing in 2023. These will be prioritized together with other targets on the mine sequence and in the regional programs.

Permitting

The Tucano main operating permit expired on November 9, 2021, but it remains valid until the normal course renewal process is completed by the relevant environmental permitting authority. According to Brazilian law, environmental permits are automatically renewed in cases on which a request for renewal is lodged with the relevant permitting authority with more than 120 days in advance of their expiry term if authorities do not complete the renewal process in such time frame. On November 8, 2021, the Company received a letter from SEMA that confirmed that the Company’s renewal request complied with the above-mentioned laws and officially extended the permit from November 9, 2021, until final examination of the renewal application is complete.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 10

In October 2020, a federal law was passed in Brazil, which, among other things, stipulated minimum distances for any new tailings dams from populated areas. In February 2022, the Brazilian national mining agency provided regulatory guidance on their process and criteria for reviewing existing tailings dams and for approving new tailings dams. Tucano has sufficient tailings storage capacity to last until mid-2024 at full operating rates. The Company is assessing how the law and new regulations will impact its current tailings facilities and construction and permitting plans for incremental tailings capacity, if at all, and is planning accordingly.

DISCONTINUED OPERATIONS - Mexico

		Q2 2022	Q2 2021	YTD Q2 2022	YTD Q2 2021
Material mined	tonnes	17,022	55,658	33,280	112,634
Material milled	tonnes	17,236	55,997	33,468	114,665
Production
Silver	oz	159,529	334,423	333,227	694,493
Gold	oz	260	2,107	542	4,089
Lead	tonnes	336	357	701	882
Zinc	tonnes	480	478	1,006	1,096
Silver equivalent ounces[8]	oz	266,893	597,142	557,587	1,239,765
Average ore grades
Silver	g/t	315	205	337	209
Gold	g/t	0.74	1.43	0.79	1.37
Lead	%	2.13	2.44	2.28	2.71
Zinc	%	3.05	3.31	3.29	3.47
Sales
Payable silver	oz	133,234	314,234	289,791	628,562
Gold	oz	193	1,948	414	3,808
Ag eq oz sold[1]	oz	209,412	547,264	463,025	1,106,192

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a Preliminary Economic Assessment (“PEA”) that outlined the potential for 3 million Ag eq oz of annual production at Coricancha. In June 2019, the Bulk Sample Program (“BSP”) was completed and confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The PEA and the BSP are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and the BSP will be realized or that the Company will choose to restart Coricancha. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

The Company may initiate a restart of Coricancha without first establishing Mineral Reserves due to (i) the existing processing plant facility, (ii) the low initial capital cost to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenue, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

[8]	Silver equivalent ounces are referred to throughout this document. For 2022, Ag eq oz are calculated using a 75:1 Ag:Au ratio and ratios of 1:0.0409 and 1:0.0559 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2022. Comparatively, Ag eq oz for 2021 are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 11

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. The campaign was suspended in the first quarter of 2020 as a result of Peruvian government-mandated restrictions associated with COVID-19 and it resumed in the fourth quarter of 2020, processing a total of 27,680 tons of concentrates which were subsequently sold.

The Company is evaluating all options with respect to Coricancha.

Legacy Tailings and Nyrstar Settlement

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministerio de Energía y Minas de Peru (“MEM”), the relevant regulatory body. As part of the purchase of Coricancha, the Company had an agreement with Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together “Nyrstar”) and their parent company for the reimbursement of the cost of these reclamation activities. The Company continues to seek approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings in situ. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

The Company engaged a consultant to complete the engineering work and develop an engineered tailings removal operating plan and closure plan for Canchas 1 and 2 and is continuing to engage with the MEM to reach a conclusion regarding the Modified Mine Closure Plan. However, given the unsettled political environment in Peru, including multiple changes in leadership at the MEM, there can be no assurance that a resolution can be reached in a timely manner.

Under the original Share Purchase Agreement between the Company and Nyrstar (the “SPA”), Nyrstar provided temporary collateral to back $6.5 million in closure bonds required for Coricancha and agreed to reimburse the Company for the cost of reclamation of certain legacy tailings facilities up to a maximum of $20.0 million and all fines or sanctions that arose from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million. Under the SPA, the Company would have been required to replace Nyrstar’s collateral related to the $6.5 million closure bond on June 30, 2022, except in a circumstance where the Company elected to permanently close the mine. Further, Nyrstar had certain rights in the event of a sale of Coricancha that would have released Nyrstar of its reclamation obligations entirely while preserving an earn-out agreement that provided Nyrstar limited rights to future free cash flow from the mine.

The timing for Coricancha reclamation expenditures remains uncertain due to the continued delay in receiving a response from the Peruvian government regarding the Company’s proposed Modified Mine Closure plan. Given this, and the Company’s desire for flexibility with respect to the future of the mine, the Company and Nyrstar agreed to settle both the Company’s and Nyrstar’s obligations under the SPA. On June 16, 2022, Nyrstar paid the Company a total of $13.0 million and the Company replaced Nyrstar’s $4.55 million of collateral related to the $6.5 million Coricancha closure bond. The SPA, along with several associated transaction documents, have been cancelled. Nyrstar and Great Panther’s rights and obligations under these agreements are terminated and the Settlement Deed will be the only remaining agreement between the parties. The Settlement Deed includes certain indemnities in favour of Nyrstar from the Company against environmental liabilities with respect to Coricancha.

Mine Closure Law (Law No. 31347)

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates changes to the mine closure financial assurance requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide financial assurance to cover "Final" and "Post-Closure" stages of the Mine Closure Plan, under the amended law the financial assurance requirement is inclusive of "Progressive Closure" costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs or the timing of payment or form of collateral to be provided. In January 2022, draft regulations were published and allowed for a comment period from the mining industry. The Petroleum and Energy Society prepared a consolidated response to the regulations, to which the Company submitted comments. Final regulations have not yet been published. The Company cannot provide assurance that the comments submitted by the Company or other mining industry members will be accepted and that the final regulations will not require the Company to pay for a material increase to the current closure bond.

Peruvian Tax Matters

The Company’s Peruvian subsidiary Great Panther Coricancha S.A. (“GPC”) received notice in May 2021 from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the leasing company, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20.0 million.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 12

The Company believes that the probability of the claim resulting in liability for GPC is remote and, as a consequence, has not recorded any contingency. The Company expects legal processes to take several years to reach a conclusion.

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000s, except per-share amounts)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Continuing Operations
Revenue	$30,022	$27,172	$33,421	$28,595	$39,043	$40,523	$60,070	$63,217
Production costs	25,348	26,203	31,151	28,619	34,789	22,688	28,095	26,758
Mine operating earnings before non-cash items[9]	4,674	969	2,270	(24)	4,254	17,835	31,975	36,459
Amortization and depletion and share-based compensation	4,592	3,992	5,713	5,310	6,910	7,945	9,152	9,127
Mine operating earnings (loss)	82	(3,023)	(3,443)	(5,334)	(2,656)	9,890	22,823	27,332
G&A expenses	3,496	2,967	2,772	3,187	3,540	4,302	2,246	3,416
EE&D expenses	1,799	1,810	3,058	2,558	1,847	1,753	1,331	2,128
Finance and other expense (income)	6,822	(2,872)	888	3,298	793	3,282	(1,296)	3,283
Net income (loss) from continuing operations	(12,052)	(4,927)	(9,998)	(14,464)	(8,707)	202	19,228	16,169
Basic and diluted earnings (loss) per share	(0.26)	(0.11)	(0.25)	(0.41)	(0.24)	0.00	0.54	0.46
Discontinued Operations
Net income (loss) from discontinued operations	(276)	(3,958)	(3,807)	(3,583)	(1,350)	(533)	(5,617)	2,466

Net income (loss) for the period	(12,328)	(8,885)	(13,805)	(18,047)	(10,057)	(331)	13,611	18,635
Basic and diluted earnings (loss) per share	(0.26)	(0.20)	(0.34)	(0.51)	(0.28)	(0.01)	0.38	0.53
EBITDA[1]	(5,029)	(3,346)	(7,782)	(7,385)	(2,893)	9,244	26,130	31,436
	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Tonnes milled[2]	870,199	873,133	883,222	886,352	873,433	796,035	901,854	823,353
Production
Gold (ounces)	16,629	14,037	19,330	16,325	20,696	22,996	32,017	31,803
Sales
Gold ounces sold	16,076	14,393	18,621	16,031	21,459	23,022	31,802	33,112
Cost metrics
Cash cost per gold ounce sold[1]	$1,575	$1,817	$1,671	$1,781	$1,617	$983	$879	$804
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$3,080	$2,606	$2,128	$2,051	$2,214	$1,549	$1,171	$1,061
AISC per gold ounce sold[1]	$3,299	$2,824	$2,284	$2,288	$2,383	$1,741	$1,244	$1,167

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. In Brazil, Tucano is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than during the dry season (normally July until December).

Metal production decreased in Q1 2021 due to the planned heavy stripping at Tucano and lower metal production at the GMC. Metal production decreased in Q2 2021 up to Q2 2022 due to the temporary stoppages in ore production from the UCS pit, as noted in the Company’s news release on May 25, 2021, and October 8, 2021.

[1]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, mine operating earnings (loss) before non-cash items and EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
[2]	Excludes purchased ore.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 13

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, metal production rates, variability in the Mineral Resource, exploration, evaluation and development activities (“EE&D”), foreign exchange rates and seasonality of production at Tucano.

To mitigate its exposure to foreign exchange risk, the Company enters into forward currency contracts from time to time to manage exposure to the Brazilian Real. Such contracts can result in gains and losses, as these contracts are marked to market at the end of each reporting period. The Company did not enter into any hedges in Q2 2022 but will continue to monitor its exposure. Gains and losses on derivative instruments are included in finance and other income. Foreign exchange gains and losses are also included in finance and other income and arise from the translation of foreign currency-denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s EE&D expenditures primarily reflect Coricancha care and maintenance and project expenditures after its acquisition in June 2017.

G&A expenditures are consistent over the last eight quarters except for non-recurring G&A charges related to management changes in Q1 2021.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000s)	Q2 2022	Q2 2021	YTD Q2 2022	YTD Q2 2021
Cash flows from operating activities before changes in non-cash working capital	$(8,318)	$(932)	$(12,827)	$6,358
Changes in non-cash working capital	16,596	7,437	12,486	2,476
Net cash provided by operating activities	8,278	6,505	(341)	8,834
Net cash used in investing activities	(13,614)	(14,886)	(25,122)	(27,878)
Net cash provided by (used in) financing activities	(5,349)	(2,569)	(842)	(9,812)
Effect of foreign currency translation on cash and cash equivalents	(1,127)	715	175	689
Increase (decrease) in cash and cash equivalents	(11,812)	(10,235)	(26,130)	(28,167)
Cash and cash equivalents, beginning of period continuing operations	33,374	45,464	47,692	63,396
Less cash and cash equivalents classified as asset held for sale	(504)	—	(504)	—
Cash and cash equivalents, end of period	$21,058	$35,229	$21,058	$35,229

Operating activities

Cash flows from operating activities, before changes in non-cash working capital, were negative $8.3 million for Q2 2022, a decrease of $7.4 million over the comparable period of 2021. This decrease is attributable primarily to lower gold and silver ounces sold, lower realized silver prices, and higher cash costs stemming from the factors described previously. Including changes in non-cash working capital, cash flow from operating activities was $8.3 million for Q2 2022 compared with $6.5 million for Q2 2021. The changes in non-cash working capital were mainly due to the successful recovery of $7.4 million of outstanding PIS/COFINS tax receivable balances, and timing of payments of trade payables and accrued liabilities.

For YTD Q2 2022, cash flows provided by operating activities before changes in non-cash working capital amounted to negative $12.8 million, compared with $6.4 million in the comparable period of 2021. This $19.2 million decrease is primarily due to higher total cash costs described previously along with lower gold ounces sold, partly offset by higher realized gold prices. Net cash used in operating activities was $0.3 million.

Investing activities

For Q2 2022, the Company’s cash outflows included $22.1 million for additions to mineral properties, plant and equipment (including $15.0 million of capitalized stripping costs at Tucano), and $4.6 million in relation to the environmental bond at Coricancha. The Company’s cash outflows for Q2 2021 included $14.5 million in additions to mineral properties, plant and equipment (including $10.4 million of capitalized stripping costs at Tucano), and $0.4 million in relation to the environmental bond at Coricancha. Cash inflows from investing activities included the $13.0 million payment made by Nyrstar to the Company following the Coricancha settlement of the reimbursement rights

For YTD Q2 2022, the Company’s cash outflows included $33.6 million in plant and equipment (including $23.0 million of capitalized stripping at Tucano), and $4.6 million in relation to the environmental bond at Coricancha. The investing cash outflows for YTD Q2 2021 related to $27.5 million in plant and equipment additions (including $21.2 million of capitalized stripping at Tucano), and $0.4 million in relation to the environmental bond at Coricancha. Cash inflows from investing activities included the $13.0 million payment made by Nyrstar to the Company following the Coricancha settlement of the reimbursement rights

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 14

Financing activities

Net cash flows used in financing activities of $5.3 million during Q2 2022 is primarily attributable to $5.7 million in net cash repayment of borrowings and $2.7 million for payment of lease liabilities, partly offset by $3.0 million from the issuance of common shares pursuant to the ATM Facility. The $2.6 million cash used in financing activities in Q2 2021 consisted of $1.4 million in net cash repayment of borrowings and $1.5 million payment of lease liabilities, partially offset by $0.3 million in proceeds from the exercise of stock options.

For YTD Q2 2022, net cash flow provided by financing activities of $0.8 million during Q2 2022 is primarily attributable to $2.3 million in net cash repayment of borrowings and $4.3 million for payment of lease liabilities, partly offset by $5.7 million from the issuance of common shares pursuant to the ATM Facility. The financing cash outflow for YTD Q2 2021 related to the $7.1 million in principal net cash repayments on borrowings and $3.0 million in lease liability payments, partly offset by $0.3 million in proceeds from the exercise of stock options.

Trends in liquidity and capital resources

As at June 30, 2022, the Company has cash and cash equivalents of $21.1 million and a net working capital deficiency of $39.2 million. The Company has $41.5 million of current borrowings at June 30, 2022, including $25.2 million of unsecured bank facilities. Historically, the Company has generally been able to renew or replace the unsecured bank facilities but cannot provide assurance that it will do so in the future. The unsecured bank facilities are interest-bearing at a weighted average fixed interest rate of 5.35% per annum.

On October 15, 2021, the Company entered into an ATM Agreement with H.C. Wainwright & Co., LLC, pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement. During the six months ended June 30, 2022, the Company issued 24,868 common shares under the ATM Facility for net proceeds of $5.7 million.

On November 12, 2021, the Company closed a bought deal financing for aggregate gross proceeds of $23.0 million, pursuant to which commission to the underwriters was $21.4 million. A reconciliation between the Company’s planned use of the net proceeds from the bought deal financing and the actual use of proceeds as at June 30, 2022 is as follows:

($ millions)	Intended Use of Proceeds	Total Spend to June 30, 2022
Underground mine development at Tucano	$8.1	$1.6
Exploration programs at Tucano	7.0	2.0
Working capital and general corporate purposes	6.3	6.3
Total	$21.4	$9.8

The Company expects to generate positive cash flows from its mining operations in 2022 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL to the USD. This also assumes no further significant disruptions to production related to government measures to reduce the spread of COVID-19, further inflationary pressures or delays in contractor mobilization. The Company has determined that it will require further financing and will consider additional equity financing (including through use of the ATM Facility) and debt financing, if necessary, to meet long-term objectives and improve working capital, fund planned capital investments and exploration programs for its operating mines, and meet scheduled debt repayment obligations.

Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital. The inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program and other discretionary expenditures.

The Company has determined that the factors above indicate the existence of material uncertainty over the Company’s ability to meet its obligations in the next 12 months, which creates substantial doubt about the Company’s ability to continue as a going concern.

If for any reason the Company is unable to continue as a going concern, this could have a material impact on the Company’s ability to realize assets at their recognized values, in particular mineral properties, plant and equipment, and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

Over the next 12 months, the Company expects to continue to focus on Tucano optimization and exploration. In addition, the Company is expediting studies to support a decision to initiate underground production at Tucano to supplement the open pit ore. In Peru, the Company will be further evaluating options for Coricancha.

The Company’s cash flows from continuing operations are very sensitive to the prices of gold and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly from actual results. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 15

Contractual obligations

(000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1	$1	$—	$—	$—
Equipment purchases	207	207	—	—	—
Debt obligations	43,389	41,514	1,875	—	—
Capital lease obligations	13,447	6,292	7,155	—	—
Other financial obligations	51,463	51,272	191	—	—
Total	$108,507	$99,286	$9,221	$—	$—

Off-balance sheet arrangements

The Company had no material off-balance sheet arrangements as at the date of this MD&A that have, or are reasonably likely to have, a current or future effect on the Company's financial performance or financial condition.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience, and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2021 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized when the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING STANDARDS

New and amended IFRS standards not yet effective

New accounting standards and interpretations that have been published are not required to be adopted for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 16

FINANCIAL INSTRUMENTS – CONTINUING OPERATIONS

(000s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$21,058	Amortized cost	Credit, currency, interest rate
Marketable securities	$121	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$—	Amortized cost	Credit, commodity price
Restricted cash	$9,215	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$57,564	Amortized cost	Currency, liquidity
Borrowings	$43,389	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to and how such risks are managed by the Company is provided in note 24 of the annual audited consolidated financial statements for the year ended December 31, 2021.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 47,137,066 common shares issued and outstanding. There were 1,439,273 options, 340,728 restricted share units, 338,831 performance-based restricted share units, and 491,436 deferred share units outstanding.

On July 21, 2022, the Company announced that the Company's common shares were consolidated at a ratio of 10 pre-consolidation common shares to one post-consolidation common share. The Common Shares began trading on a post-Consolidation basis on the Toronto Stock Exchange and NYSE American on July 25, 2022. All outstanding incentive stock options granted pursuant to the Company's Omnibus Incentive Plan will be adjusted in accordance with their terms to increase their exercise price by a factor of 10 and to reduce the number of Common Shares issued upon exercise by dividing by 10. Appropriate adjustments to reflect the consolidation will also be made to outstanding deferred share units, restricted share units and performance share units granted pursuant to the Omnibus Incentive Plan.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended June 30, 2022, that have materially affected or are reasonably likely to affect internal controls over financial reporting materially. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended June 30, 2022, that have materially affected or are reasonably likely to affect the Company’s disclosure controls and procedures.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Fernando A. Cornejo, M.Eng., P. Eng., the Company’s Chief Operating Officer, and Nicholas Winer, FAusIMM, the Company’s Vice President, Exploration each of whom is a non-independent Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

1 As at June 30, 2022.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 17

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of the technical reports applicable to such properties, refer to the Company’s most recent AIF filed at www.sedar.com or the Company’s most recent reports on Form 40-F and Form 6-K filed with the SEC at www.sec.gov/edgar.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 18

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including EBITDA, mine operating earnings before non-cash items, cash cost per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold excluding corporate G&A expenditures, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others. Therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA

EBITDA indicates the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) from continuing operations excluding finance and accretion expense, finance income, amortization and depletion and income tax expense (recovery). The Company discloses EBITDA to aid in understanding the results of the Company.

(000s)	Q2 2022	Q2 2021	YTD Q2 2022	YTD Q2 2021
Net income (loss) from continuing operations	$(12,052)	$(8,707)	$(16,979)	$(8,504)
Income tax expense (recovery)	17	(129)	17	221
Finance income	(87)	(35)	(133)	(84)
Finance expense	1,350	529	2,140	1,397
Accretion expense	1,109	541	1,829	993
Amortization and depletion	4,634	6,908	8,709	14,863
EBITDA	$(5,029)	$(2,893)	$(4,417)	$8,886

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provide a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations before G&A expenses, EE&D expenses, share-based compensation and amortization. A reconciliation of mine operating earnings is provided in the Consolidated Results of Operations section.

Cash cost per gold ounce sold, AISC per gold ounce sold and AISC per gold ounce sold, excluding corporate G&A expenditures

The Company uses cash costs per gold ounce sold and AISC per gold ounce sold to manage and evaluate operating performance at each of its mines. These metrics are widely reported measures in the precious metals mining industry as benchmarks for performance but do not have standardized meanings. Cash costs are calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.

AISC is an extension of cash costs that include additional costs that reflect the varying costs of producing gold over the life cycle of a mine. These include sustaining capital expenditures, sustaining EE&D expenses, G&A expenses and other costs that are not typically reported as cash costs. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Non-sustaining expenditures result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or result in significant improvements in recovery or grade. Non-sustaining expenditures are not included in the calculation of AISC.

AISC excluding corporate G&A expenses reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 19

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding and including corporate G&A expenses for Q2 and YTD Q2 2022 and 2021:

	Q2 2022		Q2 2021		YTD Q2 2022		YTD Q2 2021
	Tucano	Including Corporate costs	Tucano	Including Corporate costs	Tucano	Including Corporate costs	Tucano	Including Corporate costs
Production costs (sales basis)	$25,348	$25,453	$34,789	$34,923	$51,552	$51,722	$57,478	$57,711
Share-based compensation	—	(105)	—	(134)	—	(170)	—	(233)
Smelting and refining charges	9	9	11	11	17	17	24	24
By-product revenues	(45)	(45)	(103)	(103)	(96)	(96)	(183)	(183)
Cash operating costs, net of by-product revenue (A)	$25,312	$25,312	$34,697	$34,697	$51,473	$51,473	$57,319	$57,319
G&A expenses	—	2,903	—	2,946	—	5,680	—	6,687
Lease liability payments	2,452	2,518	1,284	1,327	3,751	3,883	2,551	2,656
Share-based compensation	—	540	—	642	—	682	—	1,231
Accretion	395	395	264	264	808	808	456	456
Sustaining EE&D expenses	—	—	1	13	1	152	21	58
Stripping costs	14,979	14,979	10,391	10,391	23,020	23,020	21,212	21,212
Sustaining capital expenditures	6,380	6,380	863	863	7,970	7,970	1,608	1,608
All-in sustaining costs (B)	$49,518	$53,027	$47,500	$51,143	$87,023	$93,668	$83,167	$91,227
Gold ounces sold (C)	16,076	16,076	21,459	21,459	30,469	30,469	44,480	44,480
Cash cost per gold ounce sold (A÷C)	$1,575	$1,575	$1,617	$1,617	$1,689	$1,689	$1,289	$1,289
AISC per gold ounce sold (B÷C)	$3,080	$3,299	$2,214	$2,383	$2,856	$3,074	$1,870	$2,051

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 20

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States “Private Securities Litigation Reform Act” of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects, including its planned exploration and drilling program (metres drilled); plans to evaluate future financing opportunities, including equity and debt financing opportunities; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices, exchange rates, as well as fluctuations in ore grades and other operating factors; the outcome of legal proceedings; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the consolidated financial statements for the three and six months ended June 30, 2022, that may constitute forward-looking statements are:

Regarding Tucano:

•	expectations regarding the ongoing geotechnical control of UCS and related slope stability; including expectations regarding the Company’s remediation work at the UCS open pit, the costs of and time to complete such work, and the Company’s expectation of the resulting benefits;
•	expectations regarding the production profile for Tucano and its ability to meet production and cost guidance for 2022;
•	expectations regarding Tucano’s exploration potential, including regional and multiple in-mine and near-mine opportunities with the potential to extend the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources and its plans to target these opportunities;
•	expectations regarding the (i) potential for additional near-term gold production resulting from exploration activities at the URN pit; (ii) potential to develop the underground mine to supplement the open pit feed to the mill and expectations around the timeline for the studies in support of such decision, (iii) potential for high-grade mineralization at the URN open pit to allow extension of the mineable area of the pit and the related expectations of continuity of the underground zone; (iv) the estimated potential for the underground mine below the current URN open pit; and (v) whether Great Panther's exploration program will support a decision for the start-up of the underground project;
•	expectations regarding the results of planned exploration activities, including plans for further exploration drilling and infill drilling, that may not result in the discovery of new Mineral Resources/definition of Mineral Resources. Readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability;
•	expectations regarding the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices.
•	expectation that the Company will be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
•	expectations that the Company plans to focus on continued Tucano optimization and exploration over the next 12 months;
•	expectations regarding capital and operating expenditures at Tucano,
•	expectations regarding the ability to successfully onboard the new mining contractor, to resolve concerns over equipment availability and lost production volumes with existing contractor, and to achieve a smooth transition of mining contractors; and
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 21

•	expectations regarding the Company’s ability to comply with new regulations regarding tailings dam criteria and review processes and to secure the required permits for new tailings storage capacity beyond mid-2024 at competitive costs.

Regarding Mexico:

•	expectations regarding the Company’s ability to satisfy all closing conditions and complete the sale of its Mexico assets;

Regarding Coricancha:

•	expectations that pending proposals for modification of an approved closure plan will conclude with the approval of the MEM, which may also resolve any related fines or penalties;
•	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;
•	if applicable, expectations regarding the costs to restart Coricancha;
•	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP, which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA, which is preliminary in nature and is not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	expectations the potential exposure of the Company to fines related to legacy tailings facilities;
•	expectations regarding the reclamation process, including the timing and cost to complete required reclamation and the impact of Mine Closure Law introduced by the Peruvian government on August 18, 2021, and the potential impact, if any, on the Company’s liquidity; and
•	expectations regarding SUNAT’s claim for outstanding taxes.

Regarding general operational and corporate matters:

•	expectation that the Company will be able to meet consolidated 2022 production and AISC guidance, including the assumptions related thereto;
•	expectations regarding the Company’s cash flows from operations in 2022;
•	expectations regarding access to capital and the Company’s ability to raise additional debt or equity including any sales under the ATM Facility over the next 12 months to improve working capital, fund further expansion, mine development, capital investments and exploration programs for its operating mines, for acquisitions, working capital needs and to meet scheduled debt repayment obligations;
•	the Company’s plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;
•	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil, Mexico or Peru;
•	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
•	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;
•	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans; and
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 22

•	expectations in respect of permitting and development activities; and
•	expectation the Company will be able to attract and maintain qualified key management personnel including the appointment of a permanent CEO.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

•	the assumptions underlying the Company’s revised 2022 production and AISC guidance continuing to be accurate;
•	continued operations at the Company’s mines for 2022 without significant interruption due to COVID-19 or any other reason;
•	continued operations at Tucano in accordance with the Company’s revised mine plan, including the expectations regarding the ongoing geotechnical control of UCS and planned pushback activities;
•	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;
•	ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated;
•	currency exchange rates remaining as estimated, including the BRL to USD exchange rate of 5.35 used in the revised 2022 AISC guidance;
•	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted;
•	prices for energy inputs, labour, materials, supplies and services (including transportation);
•	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including that the Company will receive an extension of its existing operating permit for Tucano in due course as this license officially expired in November 2021 but remains in full force and effect while the permitting authority completes its normal course review, and that the Company will successfully secure the necessary permits to allow the commencement of development activities for the URN underground project;
•	Tucano will be able to continue to use cyanide in its operations;
•	the Company will comply with new tailings dam criteria and review processes and secure the required permits for new tailings storage capacity beyond mid-2024 at competitive costs;
•	the Company will be successful in its federal appeal regarding, among other matters, the ban on the use of cyanide in respect of the Tucano operations and will be able to continue to use cyanide in its operations;
•	the Company will meet its production forecasts and generate the anticipated cash flows from operations for 2022 with the result that the Company will be able to meet its scheduled debt payments when due;
•	the accuracy of the information included or implied in the various published technical reports;
•	the geological, operational and price assumptions on which these technical reports are based;
•	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;
•	the execution and outcome of current or future exploration activities and ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favorable terms;
•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
•	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events and adverse weather conditions;
•	the assumption that the Mine Closure Law introduced by the Peruvian government on August 18, 2021 will not have a material impact on the Company’s liquidity;
•	the Company will be successful in the defense and appeal of fines received from SEMA in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 23

•	the Company will obtain permits for Phase II North extension at the Topia mine; and
•	the Company’s ability to maintain its stock exchange listings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

•	open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open-pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;
•	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;
•	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies, which may reduce recovery rates and reduce throughput; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;
•	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due, which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail its capital and exploration program, and other discretionary expenditures;
•	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;
•	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;
•	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
•	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
•	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;
•	the Company may not be able to continue mining the UCS pit as planned and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans, future revenue and financial condition;
•	the Company may not be able to complete the sale of its Mexican operations due to a failure to meet all closing conditions or to external factors causing a material adverse effect,
•	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;
•	pushback activities intended to improve pit wall stability at the UCS open pit may not result in the expected benefits or may take longer or cost more to complete than initially anticipated, which could increase the Company’s costs and delay realization of revenues from UCS;
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 24

•	liabilities that the Company may incur may exceed the policy limits of its insurance coverage or may not be insurable, in which case the Company could incur significant costs that could adversely impact the Company’s business, operations, profitability, or value;
•	the Company may not be able to identify or complete acquisition opportunities or if completed, such acquisition may not be accretive to the Company, which could impact the long-term viability of the Company’s business;
•	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;
•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;
•	the potential for unexpected and excessive costs and expenses and the possibility of project delays could result in those projects becoming unviable or contributing less than expected value to the Company;
•	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms, including the company’s Tucano operating permit which is currently under normal course review and the necessary permits to commence the development of the URN underground project could delay the Company’s ability to continue its operations or to develop its exploration properties at a pace that allows the uninterrupted extension of the mine life at Tucano;
•	changes in laws, regulations and government practices in the jurisdictions in which the Company operates;
•	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters could negatively impact the Company’s production;
•	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability could negatively impact Company’s cash flow generation capability;
•	cash flows may vary, and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
•	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan could result in reclamation costs being higher in the near-term than planned;
•	fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary in relation legacy tailings facilities may be imposed while the Company continues to await a response from the government on its request for a Modified Mine Closure plan;
•	counterparties may fail to perform their contractual obligations;
•	litigation risk, including the risk that the Company will not be successful in resolving its existing litigation or that it will become subject to further litigation in the future which could increase the Company’s costs associated with these claims;
•	GPC may ultimately be found liable for approximately $20.0 million in unpaid taxes of the leasing company that sold the Coricancha mining assets to GPC in March 2006 prior to the Company’s acquisition of Coricancha effective June 30, 2017, and this could have a material impact on the Peruvian subsidiary’s financial position;
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 25

•	the risk that the Company will not be successful in the defense and appeal of fines received from SEMA in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano and that payment of the fines has an adverse impact on the Company’s liquidity;
•	the potential for new permitting regulations to negatively impact the Company’s ability to maintain its existing tailings facilities without any modifications and to secure new tailings capacity at competitive costs or at all;
•	the risk that the loss of any key personnel may have a material adverse effect on the Company, its business and its financial position; and
•	the risk that the Company does not maintain its listing on the exchanges where it trades and that any delisting may have a material impact on the liquidity of its stock and its ability to raise capital.

and other risks and uncertainties, including those described in respect of Great Panther in its most recent AIF, and subsequent material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form
6-K filed with the SEC and available at www.sec.gov/edgar.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain. Actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Risk Factors” in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 26

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “US Exchange Act”). These amendments became effective on February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which have been rescinded. As a “foreign private issuer” that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC now recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Resources that the Company may report as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

Further, “Inferred Mineral Resources” have a lower level of confidence than that applied to an “Indicated Mineral Resource”, must not be converted to a Mineral Reserve and there is a deal of uncertainty as to their existence and as to whether they can be mined legally or economically. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in-place tonnage and grade without reference to unit measures.

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